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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING NOVEMBER 17, 2008 (MM/DD/YY) AND ENDING MARCH 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GROWTH VENTURE PARTNERS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10275 COLLINS AVENUE, SUITE 518
(No. and Street)

BAL HARBOUR	FLORIDA	33154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELI GABAY **(305) 600-3220**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, ELI GABAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _______________, as of MARCH 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & MANAGING DIRECTOR
Title

Public Notary

Notary Public State of Florida
Felipe Ode
My Commission DD868701
Expires 03/11/2013

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTH VENTURE PARTNERS, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD

NOVEMBER 17, 2008

THROUGH

MARCH 31, 2010

GROWTH VENTURE PARTNERS, INC.
FINANCIAL STATEMENTS
FOR THE PERIOD NOVEMBER 17, 2008 THROUGH MARCH 31, 2010

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statements of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	9
Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3	10
Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission for Broker-Dealer claiming Exemption From SEC Rule 15c3-3	11 - 12

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Growth Venture Partners, Inc.
Bal Harbour, Florida

We have audited the accompanying statements of financial condition of Growth Venture Partners, Inc. as of March 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Growth Venture Partners, Inc. as of March 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 8 and 10 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act or 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

May 18, 2010

GROWTH VENTURE PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2010

ASSETS

Assets:		
Cash and cash equivalents	$	43,802
Prepaid expenses		159
	$	43,961

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	2,279
		2,279
Stockholders' equity:		
Common stock, $.50 par value; 1,000,000 shares authorized, 200 issued and outstanding		100
Additional paid-in capital		88,597
Retained earnings		(47,015)
		41,682
	$	43,961

The accompanying notes are an integral part of these financial statements.

GROWTH VENTURE PARTNERS, INC.

STATEMENT OF OPERATIONS

For the Period November 17, 2008 through March 31, 2010

Revenues:	
Interest income	$ 1,646
Total revenues	1,646
Expenses:	
Occupancy	18,100
Regulatory expense	3,595
Other operating expenses	26,966
Total expenses	48,661
Net income	$ (47,015)

The accompanying notes are an integral part of these financial statements.

GROWTH VENTURE PARTNERS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Period November 17, 2008 through March 31, 2010

	Members Equity	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balances, November 17, 2008	$ 58,361	-	$ -	$ -	$ -	$ 58,361
Contributions from LLC	(58,361)	-	-	58,361	-	-
Shareholder contributions	-	100	100	30,236	-	30,336
Net income (loss)	-	-	-	-	(47,015)	(47,015)
Balances, March 31, 2010	$ -	100	$ 100	$ 88,597	$ (47,015)	$ 41,682

The accompanying notes are an integral part of these financial statements

GROWTH VENTURE PARTNERS, INC.

STATEMENT OF CASH FLOWS

For the Year Period November 17, 2008 through March 31, 2010

Cash flows from operating activities:	
Net income (loss)	$ (47,015)
Adjustments to reconcile net income to net cash flows from operating activities:	
(Increase) decrease in:	
Prepaid assets	(159)
Increase (decrease) in:	
Accounts payable and accrued liabilities	1,841
Net cash used by operating activities	(45,333)
Cash flows from financing activities:	
Stockholder contribution	30,236
Net cash provided by financing activities	30,236
Net decrease in cash and cash equivalents	(15,097)
Cash and cash equivalents at beginning of period	58,899
Cash and cash equivalents at end of period	$ 43,802

The accompanying notes are an integral part of these financial statements.

GROWTH VENTURE PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2010

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Growth Venture Partners, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was originally formed on April 15, 2008 as a single member limited liability company. Effective February 27, 2009, the Company incorporated in the state of Florida and continued it's operations as a corporation.

The Company is approved to conduct business in the areas of private placements and merger and acquisition transactions.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2010, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2010, the Company's had excess net capital of $36,005 and a net capital ratio of 5.56%.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's future operating results may be affected by several factors. The overall downturn of the general and local economic, political and social conditions can affect the Company.

Note 4 – Related party transactions

On April 24, 2008, the sole shareholder of the corporation (at that date, sole member of an LLC) entered into one year lease agreement ("Agreement") for a residential facility. The lease was extended an additional year, expiring on April 30, 2010. The lease was further extended on May 1, 2010 through April 30, 2011, at the monthly rate of $2,050. The Company's principal office is occupied under a lease arrangement with the corporation's sole shareholder, wherein, the Company pays the lessor the total monthly rental payment and then has his distribution account charged for one-half of the payment, which represents the shareholder's individual share of the monthly rental cost, $1,050 per month under the terms of the Agreement which was amended on May 1, 2010. No formal lease between the shareholder and the corporation exist for this arrangement. For the period November 17, 2008 through March 31, 2010, rental expense totaled $18,100, representing one-half of the total rental payments made to the lessor for lease of the residential facility.

Future minimum lease payments due under terms of the operating lease arrangement with the Company's sole shareholder are as follows:

Year ended March 31,	Amount
2011	$ 12,300

GROWTH VENTURE PARTNERS, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2010

Computation of basic net capital requirements:		
Total stockholder's equity qualified for net capital	$	41,682
Less: Non-allowable assets		
Prepaid expense		159
Net capital before haircuts and securities positions		41,523
Haircuts:		
Clearing deposit		518
Net capital		41,005
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($5,333)		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		5,000
Net capital in excess of required minimum	$	36,005

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

GROWTH VENTURE PARTNERS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
AS OF MARCH 31, 2010

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 2,279
Aggregate indebtedness	$ 2,279
Ratio of aggregate indebtedness to net capital	5.56%

GROWTH VENTURE PARTNERS, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c-3 AS OF MARCH 31, 2010

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15C3-3

Board of Directors
Growth Venture Partners, Inc.
Bal Harbour, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Growth Venture Partners, Inc. (the "Company") as of and for the period November 17, 2008 through March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, We considered the Company's internal control over financial reporting ("including control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more the inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

May 18, 2010